Exhibit 99.1
NAVIOS MARITIME PARTNERS L.P.
ANNOUNCES
APPOINTMENT OF MR. SERAFEIM KRIEMBARDIS TO BOARD OF DIRECTORS
Piraeus, Greece, December 10, 2009 — Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM) announced today the appointment of Serafeim Kriembardis to its Board of Directors.
Mr. Serafeim Kriembardis previously served as the Head of Shipping of Piraeus Bank and Emporiki Bank of Greece. Mr. Kriembardis is an accountant by training and holds a Bachelor’s degree in Economics from the Athens University of Economics and Business and a Master’s degree in management from the McGill University of Canada.
“We are delighted Mr. Kriembardis has joined our board and believe that his expertise and counsel will be significant assets as we continue to grow the company”, said Ms. Angeliki Frangou, Chairman and CEO of Navios Maritime Partners L.P.
Mr. Serafeim Kriembardis fills the seat made vacant by the resignation of Mr. Leonidas Korres. Mr. Korres had been a director of Navios Partners since October 2007. Ms. Frangou commented, “Mr. Korres played an important role in the success of Navios Partners and we thank him for his years of good service.”
ABOUT NAVIOS MARITIME PARTNERS L.P.
Navios Maritime Partners L.P. (NYSE: NMM), a publicly traded master limited partnership formed by Navios Maritime Holdings Inc. (NYSE: NM) is an owner and operator of dry cargo vessels.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts
Public & Investor Relations Contact:
Navios Maritime Partners L.P.
Nicolas Bornozis
Capital Link, Inc.

Tel. (212) 661-7566
E-mail: naviospartners@capitallink.com